UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*

                        Vitalink Pharmacy Services, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    92846E104
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                                 (CUSIP Number)

         James H. Rempe, Esq.                      Copy to:
         Senior Vice President,
             General Counsel & Secretary           W. Leslie Duffy, Esq.
         Manor Care, Inc.                          Cahill Gordon & Reindel
         11555 Darnestown Road                     80 Pine Street
         Gaithersburg, Maryland 20878              New York, New York 10005
         (301) 979-4000                            (212) 701-3000
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 April 26, 1998
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                     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 pages
                         Exhibit Index begins on Page 5

                                  SCHEDULE 13D

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CUSIP No. 92846E104               Page 2  of 5 Pages

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1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

      Manor Care, Inc.                                IRS No. 52-1200376
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2     CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                           (b) / /

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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      PF, WC, BK
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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                              / /

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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                         7         SOLE VOTING POWER
    NUMBER OF                      0
      SHARES           ---------------------------------------------------------
   BENEFICIALLY          8         SHARED VOTING POWER
     OWNED BY                      13,000,000
       EACH            ---------------------------------------------------------
    REPORTING
   PERSON WITH           9         SOLE DISPOSITIVE POWER
                                   0
                       ---------------------------------------------------------

                         10        SHARED DISPOSITIVE POWER
                                   13,000,000

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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

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      13,000,000
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                             / /

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      49.8%
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14    TYPE OF REPORTING PERSON*
      HC, CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 2 of 5 Pages

         This Amendment No. 4 to Schedule 13D is being filed to amend Items 4 and 6 of the Schedule 13D.


Item 4.  Purpose of Transaction

         Item 4 is hereby amended and restated as follows:

         On April 26, 1998, Vitalink Pharmacy Services, Inc., a Delaware corporation (the "Company"), entered into an Agreement and Plan of Merger (the "Merger Agreement") with Genesis Health Ventures, Inc., a Pennsylvania corporation ("Genesis"), and The Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Genesis ("Acquisition Corporation"). Pursuant to the Merger Agreement, the Company will merge (the "Merger") with and into Acquisition Corporation and Acquisition Corporation will survive the Merger. In accordance with the Merger Agreement, holders of the common stock, par value $.01 per share (the "Common Stock"), of the Company will receive for each share of Common Stock held, at the election of the holder, either cash consideration in the amount of $22.50 or 0.045 shares of convertible preferred stock, par value $.01 per share, of Genesis.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Item 6 is hereby amended and restated as follows:

         In connection with the Merger Agreement, Manor Care, Inc., a Delaware corporation ("Manor Care"), and ManorCare Health Services, Inc., a Delaware corporation and a wholly owned subsidiary of Manor Care ("ManorCare Health" and, together with Manor Care, the "Stockholders"), entered into a voting agreement (the "Voting Agreement"), dated as of April 26, 1998, with Genesis with respect to the 13,000,000 shares of Common Stock held by them. Pursuant to the Voting Agreement, the Stockholders agreed, among other things, to vote their shares of Common Stock and granted the Company an irrevocable proxy to vote their shares of Common Stock (a) in favor of the adoption and approval of the Merger, the Merger Agreement and the transactions contemplated thereby and (b) against certain competing transactions described in such Voting Agreement. The Stockholders also agreed not to sell or otherwise dispose of their shares of Common Stock, tender any such shares pursuant to a tender or exchange offer or grant any person other than the Company a proxy to vote such shares of Common Stock.

Item 7.  Materials to Be Filed as Exhibits

         Exhibit 1  Voting Agreement dated April 26, 1998 among Genesis
                    Health Ventures, Inc., Manor Care, Inc. and ManorCare Health Services, Inc.


                               Page 3 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 1, 1998                                    MANOR CARE, INC.



                                               By: /s/ James H. Rempe
                                                  ------------------------------
                                                  Name:  James H. Rempe
                                                  Title:   Senior Vice President



                               Page 4 of 5 Pages

                                  EXHIBIT INDEX

Exhibit      Description
-------      -----------

1 Voting Agreement dated April 26, 1998 among Genesis Health Ventures, Inc., Manor Care, Inc. and ManorCare Health Services, Inc.





                               Page 5 of 5 Pages